EXHIBIT 99.1

Brookfield Asset Management Reports First Quarter 2019 Net Income and FFO

Net Income of $1.3 billion or $0.58 per share
FFO of $1.1 billion or $1.04 per share

BROOKFIELD, News, May 09, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced financial results for the quarter ended March 31, 2019.

Bruce Flatt, CEO of Brookfield, stated, “We have had a strong start to 2019. In addition to announcing our agreement to acquire 62% of Oaktree Capital Management, our other businesses were active in committing or closing on a number of new transactions and progressing those previously announced. With $36 billion of group liquidity, we continue to seek opportunities to deploy further capital throughout the rest of 2019.”

Operating Results

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Net income[1]	$1,256	$1,855	$6,889	$5,888
Per Brookfield share[2]	0.58	0.84	3.18	2.26
Funds from operations[2,3]	$1,051	$1,170	$4,282	$4,306
Per Brookfield share[2,3]	1.04	1.16	4.23	4.25

1.     Consolidated basis – includes amounts attributable to non-controlling interests.
2.     Excludes amounts attributable to non-controlling interests.
3.     See Basis of Presentation on page 8 and a reconciliation of net income to FFO on page 5.

Net income was $6.9 billion for the last twelve months and $1.3 billion for the quarter. The increase in the last twelve months reflects contributions from investments closed across all of our businesses as well as growth from our existing businesses. The prior year quarter included a higher level of one-time transaction and appraisal gains.

Funds from operations (“FFO”) were $4.3 billion for the last twelve months and $1.1 billion for the quarter. FFO in the quarter, excluding performance fees and dispositions gains, increased 27% as a result of higher asset management earnings, including increases in both fee related earnings (“FRE”) and realized carried interest, and increased FFO from our invested capital. FRE before performance fees for the quarter increased by 19% due to higher levels of private fund fee bearing capital as a result of flagship funds raised in the last twelve months, and due to higher listed partnership capitalization resulting from unit price appreciation across each of the listed partnerships. FRE in the prior year quarter included $143 million of performance fees.

FFO from invested capital, before performance fees, increased 17% in the current quarter due to contributions from a number of new investments across our business and the performance of our financial asset portfolio, which recovered from the market volatility experienced in late 2018.

Dividend Declaration

The Board declared a quarterly dividend of US$0.16 per share (representing US$0.64 per annum), payable on June 28, 2019 to shareholders of record as at the close of business on May 31, 2019. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

Fundraising remains strong with the final close of our $15 billion flagship real estate fund and a further nine funds currently in the market.

We continued to progress our current round of flagship fundraising. To date, we have closed our latest real estate opportunity fund at $15 billion, completed the close of an initial $7.4 billion in our private equity fund, and in May we expect to close $14 billion of initial commitments to our most recent infrastructure fund. In total, this will be $39 billion of fund capital, including co-investment capital, in this round of flagship fundraising so far.

Annualized fees and target carried interest now stand at a run-rate of $3.1 billion, up 26% from March 2018.

Our growth continues to lead to an increased level of base fee revenues and furthers the opportunity to generate performance income for listed partnerships and carried interest from private funds. Annualized fee revenues increased to $1.7 billion, or $990 million after costs, attributable to fees from new funds raised and growth in our listed partnership capitalization. Target carried interest increased 39% to $1.5 billion, or $1.0 billion after costs, as a result of the fundraising activity. This growth excludes capital that closed subsequent to March 31, 2019.

Over the last twelve months, we generated carried interest before costs of $632 million and recognized $349 million of realized carried interest into income in the same period. During the first quarter of 2019 we recorded $119 million of realized carry, primarily from one of our global flagship real estate funds. As we are currently progressing a number of asset realizations in this fund, we expect significant further carry in 2019 and 2020.

Brookfield group liquidity remains strong at $36 billion. We currently generate $2 billion of annualized cash available for distribution and/or reinvestment to our corporate balance sheet, excluding carried interest, and expect this to continue to increase.

Cash available for distribution and/or reinvestment provides insight into the free cash flow generated by our business. Our asset management franchise currently generates approximately $1 billion of cash, before carried interest, and is growing rapidly. In addition, growth in the FFO of our partnerships in turn supports $1.6 billion in annual distributions to BAM, as an investor in these businesses. This cash flow supplements our liquidity, which currently stands at $36.3 billion, and is used to fund transactions, seed new fund products or participate in equity issuances by our listed partnerships.

During the quarter, we announced an agreement to acquire 62% of Oaktree Capital Management for $4.8 billion.

The purchase of 62% of Oaktree includes our share of its asset management franchise, cash, investments in its funds and a 20% interest in DoubleLine. This acquisition will be funded by approximately $2.4 billion of cash and 53 million Class A Shares of Brookfield. The cash component of the transaction price will be funded with available liquidity. Following the close of the transaction, the balance of 38% of the company will continue to be owned by the management group, which will remain with Oaktree and run the business. Their management team have built a first-class asset management business with a primary focus on credit and particular prominence in distressed debt. We are thrilled to partner with them to own this business. The transaction, first announced on March 13, 2019, is progressing as planned and is expected to close in the third quarter of 2019.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	March 31	December 31
	2019	2018
Assets
Cash and cash equivalents	$6,740	$8,390
Other financial assets	7,004	6,227
Accounts receivable and other	16,554	16,931
Inventory	7,219	6,989
Assets classified as held for sale	4,025	2,185
Equity accounted investments	34,373	33,647
Investment properties	85,006	84,309
Property, plant and equipment	72,902	67,294
Intangible assets	18,720	18,762
Goodwill	8,929	8,815
Deferred income tax assets	2,753	2,732
Total Assets	$264,225	$256,281

Liabilities and Equity
Corporate borrowings	$7,459	$6,409
Accounts payable and other	27,928	23,989
Liabilities associated with assets classified as held for sale	2,272	812
Non-recourse borrowings of managed entities	111,550	111,809
Deferred income tax liabilities	12,511	12,236
Subsidiary equity obligations	3,941	3,876
Equity
Preferred equity	4,149	4,168
Non-controlling interests in net assets	68,021	67,335
Common equity	26,394	25,647
Total Equity	98,564	97,150
Total Liabilities and Equity	$264,225	$256,281

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the three months ended March 31 (US$ millions, except per share amounts)
	2019	2018
Revenues	$15,208	$12,631
Direct costs	(11,585)	(10,091)
Other income and gains	32	342
Equity accounted income	344	288
Expenses
Interest	(1,616)	(1,037)
Corporate costs	(26)	(27)
Fair value changes	169	572
Depreciation and amortization	(1,034)	(670)
Income tax	(236)	(153)
Net income	$1,256	$1,855

Net income attributable to:
Brookfield shareholders	$615	$857
Non-controlling interests	641	998
	$1,256	$1,855

Net income per share
Diluted	$0.58	$0.84
Basic	0.59	0.85

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Net income	$1,256	$1,855	$6,889	$5,888
Realized disposition gains in fair value changes or prior periods	232	420	1,257	1,384
Non-controlling interests	(1,602)	(1,462)	(6,155)	(5,497)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	251	333	1,202	1,067
Fair value changes	(169)	(572)	(1,391)	(1,197)
Depreciation and amortization	1,034	670	3,466	2,516
Deferred income taxes	49	(74)	(986)	145
Funds from operations[1,2]	$1,051	$1,170	$4,282	$4,306

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Asset management	$323	$363	$1,277	$1,167
Real estate	250	439	1,597	2,118
Renewable power	154	100	382	303
Infrastructure	194	341	455	603
Private equity	175	54	916	285
Residential	(22)	(33)	60	9
Corporate	(23)	(94)	(405)	(179)
Funds from operations[1,2]	$1,051	$1,170	$4,282	$4,306

Per share[3]	$1.04	$1.16	$4.23	$4.25
  Non-IFRS measure – see Basis of Presentation on page 8.
  Excludes amounts attributable to non-controlling interests.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Net income	$1,256	$1,855	$6,889	$5,888
Non-controlling interests	(641)	(998)	(3,547)	(3,532)
Net income attributable to shareholders	615	857	3,342	2,356
Preferred share dividends	(37)	(38)	(150)	(147)
Dilutive effect of conversion of subsidiary preferred shares	(13)	—	(85)	—
Net income available to common shareholders	$565	$819	$3,107	$2,209

Weighted average shares	955.3	957.9	956.9	958.6
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	19.7	19.1	18.9	19.5
Shares and share equivalents	975.0	977.0	975.8	978.1

Diluted earnings per share[2]	$0.58	$0.84	$3.18	$2.26
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

CASH AVAILABLE FOR DISTRIBUTION AND/OR REINVESTMENT

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Fee related earnings[3]	$238	$343	$1,024	$1,076
Distributions from investments	383	390	1,691	1,425
Other invested capital earnings
Corporate interest expense	(87)	(78)	(332)	(277)
Corporate costs and taxes	(37)	(37)	(163)	(63)
Other wholly owned investments	(39)	(38)	40	25
	(163)	(153)	(455)	(315)
Preferred share dividends	(37)	(38)	(150)	(147)
Cash available for distribution and/or reinvestment before realized carried interest	421	542	2,110	2,039
Realized carried interest, net[3]	85	20	253	91
Cash available for distribution and/or reinvestment	$506	$562	$2,363	$2,130

3.      Non-IFRS measure – see Basis of Presentation on page 8.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended March 31, 2019 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2019, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2019 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 9873059) at approximately 10:50 a.m. The Conference Call will also be Webcast live at www.brookfield.com under Brookfield Asset Management/Events and Presentations. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight May 16, 2019. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 9873059).

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $365 billion in assets under management. The company has a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Generated or Unrealized Carried Interest, which represents our share of fund profits if all of our funds were wound up and liquidated at period end values.  We use this measure to gain additional insight into how investment performance is impacting our ability to earn carried interest in the future.

We make reference to cash flows before common share dividends that is Available for distribution or reinvestment. It is the sum of our Asset Management segment FFO and distributions received from our ownership of investments, net of Corporate activities FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Where this press release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns.  Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds.  Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This news release does not constitute an offer or solicitation to buy or sell any Brookfield securities, products, or services.